January 13, 2016

Mr. John Reynolds
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:   SEC Comment Letter Dated January 11, 2016

Dear Mr. Reynolds,

In response to your letter dated January 11, 2016, a copy of which is attached, Idaho North is pleased to confirm that the Klondike property claims are currently in good standing.  On page 19 of our 10-K, in footnote (2), we disclosed that the claim maintenance fees were paid in August 2015.

Idaho North acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Idaho North may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

If you have any questions or require further information, please contact me at kwajalane@yahoo.com or 206-790-3346.

Sincerely,

/s/ LANE GRIFFIN
Lane Griffin, CEO
Idaho North Resources